FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of : May 2003

Commission File Number;0-28528

ALMADEN MINERALS LTD

(Transalation of registrant's name into English)

1103-750 West Pender Street

Vancouver, B.C.

Canada V6C 2T8

(address of principal executive offices)

1. News Release, dated: 05/08/03
2. Audited Financial Statements:
 Auditor's Report dated 02/17/03

 Consolidated Balance Sheets at 12/31/02 and 12/31/01

 Consolidated Statements of Loss and Deficit,

 for the years ended 12/31/02, 12/31/01,and 12/31/00

 and the cumulative amounts since incorporation

 Consolidated Statements of Cash Flows,

 for the years ended 12/31/02, 12/31/01, 12/31/00

 and the cumulative amounts since incorporation

 Notes to the Consolidated Financial Statements

3. Annual Report to the Shareholders for Fiscal 2002
4. Notice, Information Circular, Proxy and Supplemental Mailing List Return card for the AGM to be held 06/27/03
5. Quarterly Report for the three months ended 03/31/03, dated: 05/30/03

Indicate by chect mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in pater as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes NoX

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

by:/s/Duane Poliquin

(signature)

Date June 18th 2003

Almaden Minerals Ltd.
1103-750 West Pender St.

Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE May 8, 2003
Trading Symbol: AMM -TSE
www.almadenminerals.com
Three New Gold Projects Acquired in Mexico
Almaden Minerals Ltd. (Almaden) is pleased to announce that it has acquired three new gold projects in Mexico. Two of the properties are located very close to one another in Oaxaca State and the third is located in Nayarit State. The Oaxaca Properties, called the Fuego and Cerro Colorado were recognised during a helicopter reconnaissance program for copper porphyry systems that is a partnership with BHP Billiton. A 100% interest was acquired in both the Fuego and Cerro Colorado properties by staking. The Fuego and Cerro Colorado projects have been offered to BHP Billiton under terms of the joint venture agreement.

The Fuego property is a high-level, classic quartz-adularia epithermal vein system. The textures identified, including fine grained silica and electrum banding and bladed calcite, are typical of that associated with bonanza grade epithermal vein systems worldwide. Some very limited surficial historic workings exist on one of several banded veins identified within a more than 20 meter wide zone of veining and silicification in volcanic rocks. Banded quartz-adularia veins within the vein system generally dip shallowly and are up to 5 meters wide. In the initial work the parallel vein system has been traced nearly a kilometre along strike. To date 16 grab and chip rock samples have been taken on the property of both banded quartz adularia vein material and silicified volcanic wall rock. Samples of banded quartz vein material averaged 7.7 grams per tonne (g/t) gold and 300 g/t Ag, with a high of 29.9 g/t gold and 764 g/t Ag. Samples from silicified volcanic rock within the zone of veining averaged 1 g/t gold and 162 g/t Ag with a high of 2.4 g/t gold and 953 g/t Ag. Visible gold was recognised in several hand specimens collected on the property which were not sent for analysis. The Fuego property has excellent infrastructure and represents an entirely unexplored epithermal vein system. Geologic mapping, geochemical rock and soil sampling and geophysical surveys are planned to define the extent of the vein system and the distribution of gold and silver. Samples have been selected for fluid inclusion analysis which will be carried out to confirm the field observation that the veins appear to be shallowly eroded.

The Cerro Colorado property represents a new discovery as the colourful hydrothermal alteration was recognised by the geologic crew passing by in a helicopter. The property covers an area of intense hydrothermal alteration developed in volcanic rocks intruded by quartz-feldspar porphyritic rocks. Highly weathered and oxidised silicified and acid leached porphyritic rocks occur over a more than 2 kilometer by 2 kilometer area. These rocks display classic "vuggy silica" textures. This texture is common in rocks that have been exposed to highly acidic hydrothermal fluids and is indicative of a high-sulphidation epithermal system. This style of mineralisation hosts major gold silver deposits worldwide, including the giant Peirina and Yanacocha gold deposits in Peru. The areas of vuggy silica are intimately associated with broad areas of intensely argillic altered host rocks. Initial samples from outcropping vuggy silica and argillic alteration have returned only anomalous values of gold, silver, arsenic and antimony, however this is not uncommon in surface exposures of weathered gold-rich vuggy silica bodies elsewhere. Geologic mapping, geochemical rock and soil sampling and geophysical surveys are planned to define the extent of the vuggy silica bodies and the distribution of gold and silver.

The San Pablo property, Nayarit State was recognised during reconnaissance work in late 2002. It is covered by a small claim to which Almaden has negotiated the right to acquire a 100% interest. The terms of the deal require Almaden to pay the owners US$100,000 over a period of six years, which includes a final payment of US$75,000 in the sixth and final year. The property has had no past production, however the owners retain the right to mine the property at less than 150 tonnes per day. Almaden can elect to buy this right at any time for a one time payment of US$1.5 M. Initial sampling by Almaden has returned anomalous values on several different portions of a prominent ridge forming epithermal vein system. This sampling includes a 21.8 meter wide series of continuous chip samples across the exposed width of a quartz vein system that returned an average grade of 3.0 g/t Au and 57 g/t Ag. At one end of this series of samples 7.4 meters averaged 7.4 g/t Au and 62 g/t Ag. The vein system occurs within a large area of hydrothermal alteration including widespread silicification developed in a welded tuff volcanic unit.

Almaden currently has eight active joint ventures, including six in which other companies are carrying all costs and making significant exploration expenditures to earn an interest in the projects. Almaden's joint venture with BHP Billiton to explore regionally for copper-gold deposits in Mexico is ongoing with the evaluation of many projects identified in a preliminary program. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan J. Poliquin"
_______________________
Morgan J. Poliquin, M.Sc., P.Eng.
Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Auditors' Report and Consolidated Financial Statements

ALMADEN MINERALS LTD.

(An exploration stage company)

December 31,2002 and 2001

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800-1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4
Tel:604-669-4466
Fax:604-0685-0395
www.deloitte.ca

Auditors' Report

To the Shareholders of
Almaden Minerals Ltd.

We have audited the consolidated balance sheets of Almaden Minerals Ltd. (an exploration stage company) as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2002 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 and the cumulative amount from incorporation, September 25, 1980, to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
February 17, 2003

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
December 31,
(Expressed in Canadian dollars)

ASSETS
	2002	2001
CURRENT
Cash and cash equivalents	$ 964,967	$ 274,100
Accounts receivable and prepaid expenses	136,085	121,019
Marketable securities (Note 5)	600,074	476,473
Inventory (Note 6)	274,768	446,788

TOTAL CURRENT ASSETS	1,975,894	1,318,380
FIXED ASSETS (Note 7)	240,494	116,660
RECLAMATION DEPOSIT	81,500	76,500
MINERAL PROPERTIES (Note 8)	3,337,864	4,785,553
TOTAL ASSETS	$ 5,635,752	$ 6,297,093

LIABILITIES

CURRENT
Accounts payable and accrued liabilitie	$ 61,814	$127,866
Mineral taxes payable (Note 17)	392,453	330,322
TOTAL CURRENT LIABILITIES	454,267	458,188

CONTINGENCY (Note 17)
SHAREHOLDERS' EQUITY
Share capital
Authorized
100,000,000 common shares without par value
Issued (Note 9)
21,918,722 shares - December 31, 2002
17,123,006 shares - December 31, 2001
13,280,617 shares - December 31, 2000	17,389,381	15,010,776
Deficit accumulated during the exploration stage	(12,207,896)	(9,171,871)

TOTAL SHAREHOLDERS' EQUITY	5,181,485	5,838,905
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,635,752	$ 6,297,093

APPROVED BY THE BOARD:
Signed Duane Poliquin	Signed James E. McInnes,
Director	Director

See accompanying Notes to the Consolidated Financial Statements.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Loss and Deficit
(Expressed in Canadian dollars)

		years	ended	Dec 31ST
	cumulative amounts since incorporation	2002	2001	2000
REVENUE

Mineral properties	$684,018	$ 20,815	-	$20,979
Interest income	756,665	40,251	30,538	51,706
Other income	80,563	61,472	-	-
	1,521,246	122,538	30,538	72,685

EXPENSES
General and administration expenses (Schedule)	3,838,843	598,753	327,082	248,410
General exploration expenses	1,849,960	332,485	110,136	57,825
Write-down on interests in minerals properties	6,408,876	2,180,738	83,295	2,202,015
	12,097,679	3,111,976	520,513	2,508,250
LOSS FROM OPERATIONS	(10,576,433)	(2,989,438)	(489,975)	(2,435,565)
LOSS ON SECURITIES	(1,706,983)	(54,980)	(164,055)	(359,265)
GAIN ON SALE OF FIXED ASSETS	14,210	15,144	-	-
FOREIGN EXCHANGE GAIN (LOSS)	61,310	(6,751)	3,935	278
NET LOSS	(12,207,896)	(3,036,025)	(650,095)	(2,794,552)
DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, BEGINNING OF PERIOD		(9,171,871)	(8,521,776)	(5,727,224)
DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, END OF PERIOD	(12,207,896)	(12,207,896)	$ (9,171,871)	$ (8,521,776)
NET LOSS PER SHARE Basic and diluted	-	$ (0.16)	$ (0.05)	$ (0.22)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		19,524,034	13,411,621	12,758,000

See accompanying Notes to the Consolidated Financial Statements.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Cumulative amount since September 25, 1980 to December 31, 2002

		years	ended	December 31,
	2002	2002	2001	2000
OPERATING ACTIVITIES
Net Loss	$(12,207,896)	$(3,036,025)	$(650,095)	$(2,794,552
Items not affecting cash
Depreciation
	309,417	43,166	26,882	26,252
Loss on marketable securities
	1,706,983	54,980	164,055	359,265
Write -down of interests in mineral properties
	6,408,876	2,180,738	83,295	2,202,015
 Gain on sale of fixed assets
	(14,210)	(15,144)	-	-
 Write-off of incorporation costs
	3,298	-	-	-
Changes in non-cash working components
Accounts receivable and repaid expenses
	(141,561)	(29,281)	61,393	(85,727)
 Accounts payable and ccrued liabilites
	26,712	(66,052)	17.709	4,531
 Mineral taxes payable
	12,131	12,131	-
	(3,896,250)	(855,487)	(296,761)	(288,216)
 FINANCING ACTIVITY
Issuance of shares-net of expenses
	14,844,569	2,378,605		382,250
INVESTING ACTIVITIES
 Cash acquired upon business combination (Note 2)
	198,131		198,131
 Long-term investment
	(1,891,315	-	-	-
 Reclamation deposit
	(5,000)	(5,000)	-	-
Marketable securities

Purchases	(3,922,661)	(575,226)	-	-
Proceeds	3,353,121	410,860	319,719	370,798
Fixed assets
Purchases	(575,488)	(200,443)	(44,309)	(592)
Proceeds	62,287	48,587	-	-
Mineral properties
Costs	(8,571,034)	(873,935)	(190,279)	(381,766)
Gold sales	362,906	362,906
Proceeds	1,008,999
Incorporation costs	(3,298)
	(9,983,352)	(832,251)	283,262	(11,560)
NET CASH INFLOW (OUTFLOW)	964,967	690,867	(13,499)	82,474
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	274,100	287,599	205,125
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 964,967	$ 964,967	$ 274,100	$ 287,599

SUPPLEMENTARY CASH FLOW INFORMATION (Note12)

see accompanying Notes to the Consolidated Financial Statements

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Almaden Minerals Ltd. (the"Company") is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economic recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2. AMALGAMATION

At a special meeting of the shareholders held on December 20, 2001, the amalgamation of Almaden Resources Corporation ("Almaden Resources") and Fairfield Minerals Ltd. ("Fairfield") was approved and resulted in the formation of Almaden Minerals Ltd. ("Almaden Minerals"). Under the terms of the amalgamation, Almaden Minerals issued 10,245,325 shares to the shareholders of Almaden Resources on the basis of 0.77 Almaden Minerals shares for 1 Almaden Resources share, and 8,243,181 shares of Almaden Minerals Ltd. to the shareholders of Fairfield on the basis of one share of Almaden Minerals for each share of Fairfield, including the 1,365,500 Fairfield shares held by Almaden Resources. The 1,365,500 Fairfield shares held by Almaden Resources immediately prior to the transaction were cancelled, resulting in 17,123,006, issued and outstanding shares of Almaden Minerals as at December 31, 2001.

The business combination was accounted for as a purchase transaction with Almaden Resources being identified as the acquirer and Fairfield identified as the acquired. Almaden Resources' net assets are presented at historical amounts recorded in its accounts. The net assets of Fairfield are presented at fair value. The consideration given has been allocated to the fair value of net assets acquired as follows:

Fair value of net assets acquired
Current assets	$753,777
Plant and equipment	22,492
Mineral properties	1,456,104
Reclamation deposits	76,500
2,308,873
Less: Current liabilities	365,426
Investment in Fairfield	232,135
$1,711,312

Consideration given 6,877,681 common shares in Fairfield exchanged for Almaden Minerals shares	$1,711,312

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

2. AMALGAMATION (Continued)

The carrying value of Fairfield's net assets at December 31, 2001 exceeded the purchase consideration by $1,803,780,which has been applied to reduce the carrying value of mineral properties of $1,585,780 and to recognize a contingent liabilityof $218,000. Share purchase options of Fairfield outstanding at the date of acquisition were exchanged for options of Almaden Minerals Ltd. on similar terms.

3. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which in respect of these financial statements are different in some respects from generally accepted accounting principles in the United States of America as discussed in Note 18 and include the following policies:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Almaden America Inc. Nevada
Republic Resources Ltd. British Columbia
Almaden de Mexico, S.A. de C.V. Mexico
Minera Gavilan, S.A. de C.V. Mexico
Fairfield Alaska Ltd. Alaska
Minera Zapata, S.A. de C.V. Mexico

(b) Foreign exchange

The functional currency of the Company's subsidiaries has been determined to be the Canadian dollar. U.S. dollarand Mexican peso denominated amounts in these financial statements are translated into Canadian dollars on the following basis:

(i) Monetary assets and liabilities - at the rate of exchange prevailing at the year-end.

(ii) Non-monetary assets - at the rates of exchange prevailing when the assets were acquired or the liabilities assumed.

(iii) Income and expenses - at the rate approximating the rates of exchange prevailing on the dates of the transactions.

(iv) Gains and losses on translation are credited or charged to income.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at thedate of purchase of less than ninety days.

(d) Marketable securities

Investment in marketable securities is recorded at the lower of cost and quoted market value.

(e) Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f) Fixed assets

Fixed assets are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment 30%
Computer hardware 30%
Computer software 30%
Field equipment 20%
Furniture and fixtures 20%
Geological data library 20%
Mill equipment 10%

(g) Mineral properties

The Company is in the exploration stage with respect to its investment in mineral claims and accordingly follows thepractice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Income taxes

Future income tax liabilities and future income tax assets are recorded based on differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(i) Revenue recognition

Recovery of costs incurred on a mineral property for acquisition, exploration and development in excess of costs incurred are reflected as revenue when receivable.

(j) Stock-based compensation plans

The Company has a stock-based compensation plan, which is described more fully in Note 10. No compensation expense is recognized for these plans when stock options are issued to employees, consultants or members of the Board of Directors. Any consideration paid by employees, consultants or members of the Board of Directors upon exercise of stock options is recorded as an increase to share capital.

(k) Loss per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year.

(l) Use of estimates

The preparation of financial statements in conformity with the Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from thoses estimated

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Comparative figures

Certain of the 2001 figures have been reclassified to conform to the classifications used in 2002.

4. ADOPTION OF ACCOUNTING POLICY

Stock-based compensation

The Company has adopted the recommendations of the new CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires application of specified accounting methods to direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. If an alternative other than the fair value based method is used, pro forma fair value based information must be disclosed. The Company does not have any plans which result in the direct award of stock, stock appreciation rights and awards that call for settlement in cash or other assets and will continue to use the intrinsic value based method to account for stock-based transactions with employees. Had compensation costs for the Company's stock-based compensation plans been determined under the fair value based method of accounting, the Company's net income and earnings per common share for the year ended December 31, 2002 would have been affected as outlined in Note 10.

5. MARKETABLE SECURITIES
	2002	2001
Money market investments	$568,339	$410,758
Equity securities	31,735	65,715
	$600,074	$476,473

The market value of the investments as at December 31, 2002 was $780,834 (2001 - $537,703).

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

6. INVENTORY

Inventory consists of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value.

7. FIXED ASSETS

	2002	2002	2002	2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Automotive equipment	$ 110,247	$ 77,431	$ 32,816	$ 52,591
Furniture and fixtures	107,499	88,063	19,436	13,288
Computer hardware	114,355	100,478	13,877	22,120
Computer software	10,546	7,839	2,707	1,767
Geological data library	13,346	10,043	3,303	4,000
Field equipment	118,863	69,008	49,855	22,894
Mill equipment	118,500	-	118,500	-
	$ 593,356	$ 352,862	$ 240,494	$ 116,660

At December 31, 2002 the mill equipment was not available for use. Depreciation will be charged once the equipment is available for use.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

8. MINERAL PROPERTIES

Canada	2002	2001
ATW Net 30% interest in mineral claims near Lac De Gras, Northwest Territories, Canada	$ 117,803	$ 46,451
Cabin Lake 100% interest in minerals claims in the Yukon Territory, Canada	35,000	128,954
Caribou Creek 100% interest in minerals claims in the Yukon Territory, Canada	35,000	73,534
Elk 100% interest in the mineral claims in British Columbia, Canada which includes the Siwash gold deposit	1,089,462	864,864
MOR 100% interest in minerals claims in the Yukon Territory, Canada	62,024	59,542
PV 100% interest in mineral claims in British Columbia,	88,962	4,791
Yukon Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory, Canada	14,097
Mexico
Caballo Blanco (Note 8 (a)) Option to purchase 100% interest in mineral claims in Veracruz, Mexico	519,161	2,468,848
El Pulpo (Note 8 (b)) 100% interest in mineral claims in Sinaloa State, Mexico	68,188	5,523
San Carlos / San Jose (Note 8 (c)) 100% interest in the San Carlos mineral claim and 90% interest in San Jose mineral claim in Tamaulipas State, Mexico	276,551	274,604
Tropico (Note 8 (d)) 40% interest in mineral claims in Western Mexico	35,520	41,313
Yago / La Sarda (Note 8 (e)) 100% interest in mineral claim in Nayarit State, Mexico	777,180	738,438
Interests in various other mineral claims (Note 8 (g))	218,916	78,691
	$3,337,864	$4,785,553

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

8. MINERAL PROPERTIES (Continued)

The following is a description of the Company's most significant property interests and related spending commitments.

(a) Caballo Blanco

In terms of the original agreement, to earn a 60% interest in the property, the Company had to issue a total of 200,000 shares and pay U.S.$500,000 plus value added tax over four and a half years. To earn the remaining 40% interest, the Company had to pay an additional U.S.$500,000 plus value added tax within a year of earning its 60% interest, plus a 2.5% net smelter return ("NSR"). The Company could have reduced this NSR to 1.5% for a fixed payment of U.S.$2,000,000 plus value added tax payable equally over 10 years. As at December 31, 2002, U.S.$256,000 of the obligation had been satisfied.

The agreement was amended subsequent to December 31, 2002. To earn a 100% interest, the Company must issue a total of 200,000 shares and must pay U.S.$668,500 plus value added tax by February 26, 2007. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of U.S.$750,000 plus value added tax.

During 2001, the Company entered into an agreement with Noranda Exploracion Mexico S.A. de C.V. which was terminated during 2002.

Subsequent to December 31, 2002, the Company entered into an agreement with Comaplex Minerals Corp. ("Comaplex"). To earn a 60% interest, Comaplex must keep the property in good standing and incur exploration expenditures totalling U.S.$2,000,000 by January 16, 2007.

(b) El Pulpo

The Company acquired a 100% interest in the Gavilan claims by staking. Five additional claims, which are surrounded by the Gavilan claims, are held under option. To earn a 100% interest, the Company must pay U.S.$162,000 plus value added tax by February 2005. The claims are subject to a 1% net smelter return which can be purchased for a fixed payment of U.S.$500,000 plus value added tax. As at December 31, 2002, although the Company had not satisfied any of this obligation, the property was in good standing.

Subsequent to December 31, 2002, the Company entered into an agreement with Ross River Minerals Inc. ("Ross River"). To earn an initial 50.1% interest, Ross River must maintain the property in good standing, incur exploration expenditures totalling U.S.$2,000,000 and issue 425,000 shares to the Company by April 30, 2008. Ross River can increase its interest to 60% by incurring a further U.S.$1,000,000 of exploration expenditures by April 30, 2010.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
8. MINERAL PROPERTIES (Continued)

(c) San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claims. The Begonia claims, which are surrounded by the San Carlos claims, are held under option. To earn its interest, the Company must pay U.S.$1,000,000 plus value added tax by 2007. The claims are subject to a sliding scale NSR from 2.5% to 1.0% based on the rate of production. At December 31, 2002, U.S.$90,000 of this obligation had been paid.

During 2001, Aurcana Corporation ("Aurcana") was granted the option to acquire up to a 60% interest in the San Carlos project. To earn an initial 50% interest, Aurcana must maintain the property in good standing, incur exploration expenditures of U.S.$2,000,000 by January 1, 2007 and issue a total of 300,000 common shares to the Company. Aurcana can increase its interest to 60% by incurring an additional U.S.$2,000,000 of exploration expenditures by January 2, 2009.

(d) Tropico

The Company acquired a 100% interest in the property. During 2001, Santoy Resources Ltd. ("Santoy") completed its obligations and earned a 60% interest in the property. The property is subject to a 2.25% NSR.

During 2001, the Company and Santoy entered into an agreement with Sumitomo Metal Mining Ltd. which was terminated subsequent to December 31, 2002.

(e) Yago / La Sarda

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda claims. The adjoining Guadalupe and Sagitario claims are held under option. To earn a 100% interest in the Guadalupe claim, the Company must pay U.S.$30,000 plus value added tax over six years. To earn a 100% interest in the Sagitario claim the Company must pay U.S.$250,000 plus value added tax by January 1, 2005. As at December 31, 2002, U.S.$115,000 of this obligation had been satisfied.

During 2002 the Company entered into an agreement with Ascot Resources Ltd. which was terminated subsequent to December 31, 2002.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

8. MINERAL PROPERTIES (Continued)

(f) BHP Billiton Joint Venture

On May 9, 2002, the Company entered into a joint venture agreement with BHP Billiton World Exploration Inc. ("BHP") to undertake exploration in eastern Mexico. Each company committed to fund U.S.$200,000 of exploration in the first year. To earn a 51% interest in any property which may be acquired, BHP must fund an initial U.S.$1,000,000 of exploration, after which both companies are committed to fund a further U.S.$750,000 of exploration. If either company fails to make its contribution, it would be diluted to a 2% net smelter return royalty. If both companies maintain their interest, BHP can earn a further 19% interest in each project by completing a feasibility study. A final 10% interest can be earned by BHP by funding the property into production.

(g) Other

(i) Galeana

The Galeana claims are held under option. To earn a 100% interest, the Company must pay U.S.$100,000 plus value added tax over seven years. The Company must also pay U.S.$400,000 plus value added tax should the property go into production. The claims are subject to a NSR of 3% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of U.S.$500,000 plus value added tax at any time. As at December 31, 2002, U.S.$5,000 of this obligation had been satisfied.

During 2002, the Company entered into an agreement with Grid Capital Corporation ("Grid"). To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling U.S.$1,000,000 and issue 400,000 shares to the Company by July 31, 2006. Grid can increase its interest to 60% by incurring an additional U.S.$1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by July 31, 2007.

(ii) La Gitana

The La Gitana claims are held under option. To earn a 100% interest, the Company must pay U.S.$460,000 plus value added tax by January 15, 2007. The claims are subject to a NSR of 2%. The Company can purchase 50% of this NSR for a fixed payment of U.S.$1,500,000. As at December 31, 2002, U.S.$10,000 of this obligation had been satisfied.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

8. MINERAL PROPERTIES (Continued)

(g) Other (continued)

(iii) Goz Creek

The Company has a 100% interest in the Goz Creek property, Yukon Territory, which is subject to a 5% net profits interest.

9. SHARE CAPITAL

Since the inception of the Company, changes in issued shares were as follows:

	Number	Price	Amount
For cash upon incorporation	1	$1.00	$1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of 1ssue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
Balance December 31, 1989 (carried forward)	4,283,887		2,139,999

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

9.SHARE CAPITAL (continued)

	Number	Price	Amount
Balance December 31, 1989 (carried forward)	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992	5,122,165		2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders fee	5,000	3.30	16,500
Balance December 31, 1993	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118.800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders fee	10,642	0.70	7,449
For finders fee	12,307	1.56	19,200
Balance December 31, 1994 (carried forward)	6,227,844		3,952,058

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

9.SHARE CAPITAL (continued)

	Number	Price	Amount
Balance December 31, 1994 (carried forward)	6,227,844		3,952,058
For cash pursuant to private placement,net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement,net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08-1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40-1.50	405,000
For cash pursuant to private placement,net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement,net of issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43-186	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66-2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placement,net of issue expense	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement,net of issue expense	296,000	3.14-3.53	1,013,371
Balance December 31, 1997	10,316,617		11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance December 31, 1999(carried forward)	12,145,617		12,772,214

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

9.SHARE CAPITAL (continued)

	Number	Price	Amount
Balance December 31, 1999 (brought forward)	12,145,617		12,772.214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement,	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2.250
For mineral properties	25,000	2.90	72,500
Balance December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)
Balance December 31, 2001	17,123,006		15,010,776
For cash pursuant to private placement,(i)	2,050,000	0.43	819,513
For cash pursuant to private placement,(ii)	380,000	0.55	200,600
For cash pursuant to private placement,(iii)	1,720,000	0.55	877,830
For cash on exercise of share purchase warrants(iv)	134,750	0.38	51,312
For purchase of mill (v)	122,077	0.65	79,350
For mineral propert1es (vi)	388,889	0.90	350,000
Balance December 31, 2002	21,918,722		17,389,381

(i) The Company issued 2,000,000 units on April 2, 2002 on a private placement basis at a price of $0.43 per unit, after incurring issue costs of $40,487. Each unit consists of one common share and one-half a common share purchase warrant. Each warrant is exercisable into one common share at $0.51 per share until April 2, 2003 and at $0.60 until April 2, 2004. Also, 50,000 units were issued to an agent in consideration for its services.

(ii) The Company issued 380,000 flow-through common shares on April 4, 2002 on a private placement basis at a price of $0.55 per share. Attached to 180,000 of these common shares were common share purchase warrants. Each warrant is exercisable into one common share at $0.60 per share until April 4, 2003 and at $0.65 until April 4, 2004.

(iii) The Company issued 1,650,000 units on October 15, 2002 on a private placement basis at a price of $0.55 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share at $0.60 per share until October 15, 2003 and at $0.70 until October 15, 2004. Also, 70,000 units were issued to an agent in consideration for its services.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

9. SHARE CAPITAL (Continued)

(iv) During the year ended December 31, 2002, the Company issued 134,750 common shares upon the exercise of an equal number of warrants at a price of $0.381 per share.

(v) During the year ended December 31, 2002, the Company issued 122,077 common shares at a price of $0.65 per share for payment of a portion of the purchase price of a mill and all accessory equipment.

(vi) During the year ended December 31, 2002, the Company entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") whereby Wheaton was granted the right and option to acquire a 10% interest in the Company's Elk property in British Columbia by funding expenditures of $350,000 on or before October 1, 2002. Once funding requirements were completed, Wheaton had the option to convert this interest into common shares of the Company. On November 4, 2002, Wheaton exercised this right and was issued 388,889 shares based upon a conversion price of $0.90 per share.

Warrants

At December 31, 2002, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price Range	Expiry date
912,450	$ 0.42/0.47	October 1, 2003/2004
1,025,000	0.51/0.60	April 2, 2003/2004
180,000	0.60/0.65	April 4, 2003/2004
1,720,000	0.60/0.70	October 15, 2003/2004
3,837,450

Included in warrants outstanding are 959,700 held by directors.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

10. STOCK-BASED COMPENSATION PLANS

The Company has a fixed stock option plan which, pursuant to the Toronto Stock Exchange, permits the issuance of options up to 10% of the Company's issued share capital. During 2002, the maximum number of shares reserved for issuance under this plan was increased from 1,000,000 to 2,000,000. At December 31, 2002, the Company has reserved 1,025,000 stock options that may be granted. The exercise price of an option cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the grant of the option and the maximum term of all options is five years.

The Board of Directors determines the term of the option (to a maximum of 10 years) and the time during which any option may vest. All options granted during 2002 vested on the date granted.

The following table presents the outstanding options as of December 31, 2002 and 2001 and changes during the periods ended on those dates:

	2002	2002	2001	2001	2000	2000
		Weighted average exercise Price		Weighted average exercise Price		Weighted average exercise Price
Fixed Options	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	1,759,533	$ 0.38	1,212,261	$ 0.34	1,212,261	$ 0.34
Granted	975,000	0.55	118,301	0.21	100,000	0.38
Reduction due to amalgamation	-	-	(306,029)	-	-	-
Exercised	-	-	-	-	(100,000)	0.35
Issued in exchange for Fairfield options	-	-	735,000	0.30
Outstanding at end of year	2,734,533	$ 0.44	1,759,533	$ 0.38	1,212,261	$ 0.34
Options exercisable at year-end	2,734,533		1,759,533		1,212,261

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
10. STOCK-BASED COMPENSATION PLANS (Continued)

The following table summarizes information about stock options outstanding at December 31, 2002:

Options Outstanding and exercisable

Number outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
91092 735,000 157,850 698,591 77,000 975,000	3.6 3.2 6.8 5.4 2.3 4.2	0.27 0.30 0.39 0.45 0.49 0.55
2,734,533

The fair value assigned to stock options granted during the year ended December 31, 2002 was $162,000. Had the portion of this compensation cost, which relates to 2002, been charged to earnings, the net loss for the year ended December 31, 2002 would have been $3,198,025 while the basic and diluted loss per share would remain unchanged. The effect of stock option grants issued before January 1, 2002 has not been included in these amounts.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in the year ended December 31, 2002: dividend yield of 0%; expected volatility of approximately 60%; risk-free rate of 4.2% and expected lives of five years. The weighted-average fair value of options granted in the year ended December 31, 2002 was $0.17.

11. RELATED PARTY TRANSACTIONS

A company controlled by the founder shareholder of the Company was paid $102,000 for technical services during 2002 (2001 - $13,000).

A company controlled by a relative of the founder shareholder of the Company was paid $68,300 for geological services during 2002 (2001 - $43,550).

The above transactions were recorded on similar terms and conditions as with outside third parties.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

12. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information regarding non-cash transactions is as follows:

	2002	2001	2000
Investing activities
Acquisition of Fairfield	$	$ 1,711,312	$
Financing activities
Issuance of common shares for minerals properties
	350,000	72,500	72,500
Issuance of common shares for purchase of mill
	79,350
Other supplementary information:	2002	2001	2000
Interest paid	$	$	$
Income and mining taxes paid	110,154

13. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company's revenues arose primarily from gold sales, interest income on corporate cash reserves and revenue from mineral properties. The Company has non-current assets in the following geographic locations:
	2002	2001
Canada	$ 1,711,048	$ 1,003,539
Mexico	1,898,810	3,975,174
	$ 3,609,858	$ 4,978,713

The Company earns revenue in the following geographic locations:

	2002	2001	2000
Canada	$ 122,538	$ 30,260	$ 49,579
Mexico		278
23,106

	$ 122,538	$ 30,538	$ 72,685

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

14. FINANCIAL RISK

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

15. FAIR VALUE

The Company's financial instruments include cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

16. INCOME TAXES

The Company's Canadian income tax rate is approximately 39.6% (2001 and 2000 - 45%) while the Mexico income tax rate is approximately 38%. The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2002	2001	2000
Statutory rate	39.6%	45.0%	45.0%
Income taxes recovered at the Canadian statutory rate	$ 1,207,300	$ 292,540	$ 1,257,000
Effect of lower tax rates in foreign jurisdiction	(3,900)	(6,863)	(114,000)
Effect of non-taxable element of capital gains			(82,000)
	1,203,400	285,677	1,061,000
Tax losses not recognized in period benefit arose	$ -	$ -	$ -

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

16. INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2002	2001
Operating loss carryforwards	$ 1,799,000	$ 2,031,000
Canadian exploration expenditures and foreign exploration and development costs in excess of book value of resource properties	3,153,000	2,700,000
Impairment of long-term investment	21,800
Undeducted capital cost allowance on fixed assets	93,600	87,000
	5,067,400	4,818,000
Valuation loss provision	(5,067,400)	(4,818,000)
	$ -	$ -

At December 31, 2002, the Company had operating loss carryforwards available for tax purposes in Mexico of $4,935,230 which expire between 2005 and 2012.

17. CONTINGENCY

Fairfield Minerals was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the "Ministry"). The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997. While management intends to defend its position, the outcome of this issue is uncertain. In order to reduce the exposure to interest charges, Fairfield paid $281,871 to the Ministry. This amount will be refunded with interest if the Company is successful in defending its position.In addition, should the Company be unsuccessful in defending its position, approximately $353,000 will be payable in respect of gold sales in fiscal 2000 to 2002. The Company has provided for the liability arising from the assessment. Any recovery will be credited to operations when received.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in these financial statements are different in some respects from those in the United States ("U.S. GAAP"). The following is a reconciliation:

	2002	2001
Consolidated Balance Sheets
Total assets under Canadian GAAP	$ 5,585,752	$ 6,297,093
Write-off of deferred exploration costs (a)	(683,936)	(1,314,602)
Adjustment to marketable securities (d)	180,760	61,230
Total assets under U.S. GAAP	$ 5,082,576	$ 5,043,721
Shareholders' equity under Canadian GAAP	$ 5,181,485	$ 5,838,905
Write-off of deferred exploration costs (a)	(633,936)	(1,314,602)
Adjustment to marketable securities (d)	180,760	61,230
Shareholders' equity under U.S. GAAP	$ 4,728,309	$ 4,585,533

	2002	2001	2000
Consolidated Statements of Loss and Deficit
Net loss under Canadian GAAP	$ (3,036,025)	$ (650,095)	$ (2,794,552)
Write-off of current period deferred exploration costs (a)	(780,647)	(135,376)	(381,766)
Add back of deferred exploration costs written off in the current year (a)	1,265,869	47,595	2,487,511
Gold recoveries in the current year applied to reduce deferred exploration costs (a)	140,886
Net loss under U.S. GAAP	$ (2,409,917)	$ (737,876)	$ (688,807)
Net loss per share under U.S. GAAP	$ (0.12)	$ (0.05)	$ (0.05)

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

18.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2002	2001	2000
Consolidated Statements of cash Flows
Operating activities
 Operating activities under Canadian GAAP
	$ (855,487)	$ (296,761)	$ (288,216)
Exploration (a)	(780,647)	(780,647)	(381,766)
Operating activities under U.S. GAAP	(1,636,134)	(432,137)	(669,982)
Investing activities
Investing activities under Canadian GAAP	(832,251)	283,262	(11,560)
Deferred exploration(a)	780,647	135,376	381,766
Investing activities under U.S. GAAP	(51,604)	418,638	370,206

(a) U.S. GAAP requires that mineral property exploration costs be expensed until there is substantial evidence of the existence of a minable ore deposit which can be commercially exploited by the Company. Under Canadian GAAP, exploration costs may be deferred until there is an indication of impairment.

(b) Statement of Financial Accountant Standards ("SFAS") No. 123, Accounting for Stock Based Compensation, issued in October 1995, requires the use of a fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. However, SFAS No. 123 allows the Company to continue to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), which specifies use of the intrinsic value method. Since stock options are granted at the quoted market value of the Company's common shares at the date of the grant, there is no compensation cost to be recognized by the Company under U.S. GAAP.

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c) In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB No. 25) (the "Interpretation"). Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously granted stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation became effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. This Interpretation does not have a material effect on the consolidated financial statements.

(d) In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"). Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, is required to include the net unrealized holding gain on these securities in other comprehensive income. SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	2002	2001	2000
Net loss under U.S. GAAP	$ (2,409,917)	$ (737,876)	$ (688,807)
Other comprehensive incomeAdjustment to unrealized gains on available-for-sale	119,530	(770)	62,000
Comprehensive net income (loss) under U.S. GAAP	$ (2,290,387)	$ (738,646)	$ (626,807)

ALMADEN MINERALS LTD.
(An exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e) In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. On June 15, 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The Company's adoption of this statement on January 1, 2001 did not have an effect on the Company's financial position or results of operations.

(f) Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This statement amends SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and applies to all entities. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The provisions of this statement are required to be adopted by the Company at the beginning of fiscal 2003. The Company has not determined the impact, if any, that the adoption of this statement will have on its consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposals of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement also amended APB No. 50, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held or used or newly acquired. This statement broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are required to be adopted by the Company at the beginning of fiscal 2002. The adoption of SFAS No. 144 had no effect on the Company's financial position or results from operations.

(f) Recent accounting pronouncements (continued)

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 does not have a material impact on the Company's results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had occurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

(f) Recent accounting pronouncements (continued)

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

ALMADEN MINERALS LTD.
(An exploration stage company)
Consolidated Schedules of General and Administrative ExpensesFINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Cumulative amount since incorporation September 25, 1980 to December 31, 2002
Years	ended	December	31,
2002	2002	2001	2000

 Bad Debts

Bankcharges and interest

Depreciation

Employee benefits

Insurance

Management

Office services

Professional fees

Rent

Stock exchange fees

Telephone

Transfer agent fees

Travel and promotion

Write-off of incorporation costs

130,551 32,653 309,417 10,512 19,391 16,775 771,703 1,525,041 315,655 152,154 117.263 130957 303,473 2,298	- 4,732 43,166 5,826 97,255 222,950 87,208 55,196 12,686 12,437 57,297	3,524 26,882 2,910 40,407 200,855 18,229 5,945 5,562 10,809 11,959	3,644 26,252 35,950 124,350 17,454 7,859 4,448 14,279 14,174
$3,838,843	$598,753	$327,082	$ 248,410

ALMADEN MINERALS LTD.

ANNUAL REPORT 2002

CORPORATE INFORMATION

OFFICERS
J. Duane Poliquin, P. Eng. President	REGISTRAR AND TRANSFER AGENTS
James E. McInnes, B.Sc., LLB., Secretary and Director	Pacific Corporate Trust pacific@pctc.com 10th floor, 625 Howe Street
Dione Bitzer, CMA Chief Financial Officer	BANK Toronto Dominion
DIRECTORS
J. Duane Poliquin, P. Eng. President	CORPORATE OFFICES 1103 - 750 West Pender St. Vancouver, B.C. V6T 2T8
James E. McInnes, B.Sc., LLB., Secretary and Director	Phone (604) 689 - 7644 Fax (604) 689-7645
Gerald Carlson, PhD. P.Eng Director	LEGAL COUNSEL William J. Worrall Q.C
Morgan J. Poliquin, M.Sc., P.Eng. Director	AUDITORS Deloitte and Touche 2000-1055 Dunsmuir St. Vancouver, B.C. V7Y
Joe Montgomery, PhD. P.Eng Director	STOCK EXCHANGE LISTING The Toronto Stock Exchange
Jack McCleary, BSc. P. Geol. Director	AMM

The Annual General Meeting
will be held at 10 am
on June 27th 2003.
Location: The Boardroom
Suite 1550- 1185 W. Georgia St.,
Vancouver, B.C. V6E 4E7

Almaden shareholders have access to a broad range of opportunities through our oint venture partnerships. We are an exploration company,with a proven track record and this year we have demonstrated our skills as capable explorers and generators of ideas.

April 2003

Dear Shareholders

Last year was our first year of operation as an amalgamated company. Although combined administration and overhead costs were lower than the total of the two companies operating separately most bills related to amalgamation came in last year, and so I believe these costs will decrease further. We have further administrative expenses coming related to compliance required by the Sarbanes-Oxley and other new regulations, including SEDAR and EDGAR filings, for which we have developed in house capabilities. We are updating corporate governance and other management matters, and I feel your company is ready to function in the new regulatory environment. This will be, in my opinion more and more important, because the regulatory burden on small companies will prove to be too much for many organizations, and these will simply disappear, at a time when more exploration is needed. We plan to apply for listing on the proposed new BBX exchange in the United States, which is anticipated to be ready for trading next January, with the idea of making trading easier for our American shareholders. We also intend to raise your company’s profile in Toronto, where we have maintained our listing on the main Toronto Stock Exchange.

Renewed exploration effort is particularly needed for gold. The low prices of the last few years resulted in much reduced exploration by junior companies, and major companies found it was cheaper to buy gold mines than to explore for them. Therefore, the pipeline from discoveries to producing mines is more or less empty. The reduced number of active competing exploration companies combined with a need for new deposits, and a steadily rising gold price make the next few years look very exciting, and I feel confident that your company will be at the forefront of the anticipated mining exploration revival.

Besides our streamlined organization, we have assembled a strong portfolio of properties with gold and gold-copper potential as well as having properties with significant diamond, silver and base metal potential.First and foremost is our Siwash gold mine from which one of Almaden’s predecessor companies produced high grade gold ore in the 1990s. Although we do not yet have a feasibility study or permits, we purchased a mill suitable for the property for a nominal amount, and we plan to move it to the property this summer. We are also planning further drilling this year to seek extensions to economic grade mineralization on known veins, and to the east where the vein system has been traced to nearly three kilometers in length. Hopefully this will allow us to conduct a feasibility study next winter, using higher than present gold prices.We will also be exploring in Canada for gold around our PV property here in B.C. At the time of writing we are awaiting results from a till sampling program on our 40% owned ATW diamond property.

We have not made our annual report as extensive as in previous years for two reasons. First to save on waste, paper consumption and mailing costs, and second because all the information that would be presented here is on our website, www.almaden minerals. com where information is always more current that in a once a year report
We always appreciate your feedback, and we are always happy to talk to shareholders about your company’s progress.
Thank your for your continued support.

J. Duane Poliquin President

We have nothing but rewarding and positive experiences when it comes to carrying out exploration in rural and poor areas of Mexico where opportunities to work are scarce.

April 3rd 2003

Dear Shareholders

Mexico has and will continue to be a major geographic focus of the company. Management first recognised the potential of Mexico in the 1970’s when the political environment made it difficult for investment. It wasn’t until the early 1990’s that major legislation was brought into effect in Mexico allowing for 100% ownership and Almaden through its predecessor company, Almaden Resources Corp., became heavily involved. Subsequent to that time we have explored in almost every geographic part of Mexico, evaluated hundreds of prospects and showings from truck, mule and helicopter, formed 9 joint ventures involving other companies spending money to earn an interest in our projects, and put a gold deposit that we had found in production with then partner Eldorado Gold Corp. It is a record that we are very proud of and it has provided significant capital gain for our shareholders.

We will continue to focus our efforts in Mexico for some very important reasons. Foremost, Mexico is endowed with outstanding geology that is prospective for a wide range of metals and styles of mineralisation. Historically Mexico has been thought of as a silver province, which is understandable considering it hosts some of the world’s largest historic and current silver mines. Often forgotten however, is the fact that Mexico is home to some fantastic world class gold and copper deposits as well. Geopolitically Mexico is a first rate place for a North American company to invest. Mexico is a member of NAFTA and mineral title is very secure. Geographically parts of Mexico can be rugged and difficult to access, however we have made good infrastructure a major criterion for our exploration efforts and we have found large parts of Mexico where both excellent infrastructure and highly prospective geology coexist. Most significantly Mexico is an outstanding place to apply our particular business model and exploration skill set. This is because much of the country remains unexplored in a modern framework, to the extent that modern geologic models have not been applied and simple exploration programs have never been carried out over many areas with highly prospective geology. This has a lot to do with Mexico’s political history where instability, revolution and politics unfavourable to foreign investment prevailed for most of the twentieth century. Most foreign and Mexican national exploration efforts have been concentrated in certain very specific parts of the country. We have had considerable success getting “off the beaten track” and projecting good geology into parts of the country largely untouched by exploration. We have also assembled a considerable geologic and mineral database of Mexico that plays a major role in our exploration focus.

We have had a steep learning curve over the last 12 years, however we now have the language, people, legal, accounting and general know how skills to work in a highly efficient manner. We have learned that relationships, particularly with the people local to where we are working, are the most important factor in doing business in Mexico. We have had nothing but rewarding and positive experiences when it comes to carrying out exploration in rural and poor areas of Mexico where opportunities to work are scarce. We feel that we have a positive and healthy impact on the areas in which we work and that this effect is more than rewarded by the experiences and relationships with local people that we have and continue to build.I am very excited by the potential of the properties in our present portfolio. These hold real opportunities for discovery success and significant capital gain which remains our business objective. We continue to manage risk by forming joint ventures in which partner companies can earn a significant interest by taking on all the expenditures of initial exploration. At the time of writing we have five properties in Mexico joint ventured to other parties. These include the Caballo Blanco project which we have had in our portfolio for some time and the Galeana and El Pulpo projects which were added to the company in 2002. The Caballo Blanco project is being explored by our partner Comaplex Minerals Corp, who are working on some very exciting and prominent gold targets that had been identified by ourselves and enhanced by our former partner Noranda Inc. who were focussed on the copper potential of the property. The Galeana project covers several high grade gold silver veins that were mined historically and hold potential for a bonanza grade gold silver deposit. This project has been optioned to Grid Capital Corp.. Ross River Minerals Ltd. have optioned our El Pulpo copper gold project in western Mexico where historic exploration and work by Almaden identified several bulk tonnage and high grade copper gold targets. We believe we are partnered with excellent companies who will carry out high quality exploration programs on our properties. At the time of writing field work programs are underway and we expect drill programs to be carried out this year on all three properties.

In the meantime, as always, we will continue to develop projects of merit as part of our efforts to find a significant mineral deposit in Mexico through grassroots exploration. A major part of our exploration efforts in 2002 and continuing into 2003 is with partner BHP Billiton, one of the world’s foremost mining companies, with whom we are conducting a large copper-gold porphyry exploration program in Mexico. We are very excited by this program as our arrangement with BHP Billiton allows us to cover much more ground than we would be able to if we were working alone. The initial phase of work has been completed, resulting in the identification of many prospects and areas for follow-up work which will be carried out in the months ahead.

We are looking forward to a results-filled 2003 to build on a very productive year that was 2002.

Thank you for your continued support,

Morgan Poliquin

ALMADEN MINERALS LTD,
1103 - 750 West Pender Street
Vancouver, B.C. V6C 2T8

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2003 Annual General Meeting of the members of Almaden Minerals Ltd. (hereinafter called the "Company")

will be held at 1550 - 1185 West Georgia Street, Vancouver, B.C. V6E 4E6, on:

Friday, June 27, 2003

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1. to receive the Report of the Directors;

2. to receive the financial statements of the Company for its fiscal year ended December 31, 2002 and the report of the

Auditors thereon;

3. to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4. to determine the number of directors and to elect directors;

5. to ask the shareholders to consider and, if deemed advisable, approve the following resolution:

"BE IT RESOLVED AS A RESOLUTION OF SHAREHOLDERS THAT:

The Company is authorized to issue, in one or more private placements over the period of twelve months commencing

June 28, 2003, additional Common Shares or other securities provided that the Common Shares issued or issuable upon exercise or conversion of such other securities does not exceed 11,169,836 Common Shares."

6. to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.

If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 15th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Duane Poliquin"

Duane Poliquin, President

Suite 1103 - 750 West Pender Street
Vancouver, British Columbia V6C 2T8
Telephone: (604) 689-7644
Facsimile: (604) 689-7645

INFORMATION CIRCULAR
as at and dated May 15, 2003.
(unless otherwise noted)

PERSONS OR COMPANIES MAKING THE SOLICITATION

The Enclosed Proxy is Being Solicited by Management of The Company

This Information Circular is furnished in connection with the solicitation of proxies by the management of Almaden Minerals Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held on June 27, 2003, and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

REVOCABILITY OF PROXY

The persons named in the enclosed form of proxy are directors or officers of the Company.

Any member returning the enclosed form of proxy may revoke it at any time if it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a member or his attorney authorized in writing or, if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company or the registrar and transfer agent of the Company at least 24 hours prior to the scheduled time of the Meeting or any adjournment thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or any adjournment thereof, and upon either of such deliveries the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value. There is one class of shares only. There are issued and outstanding 22,339,672 Common Shares as at May 15, 2003.

The directors of the Company have determined that all members of record as of May 15, 2003 will be entitled to receive notice of and to vote at the Meeting. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote will have one vote and on a poll, every member present in person or represented by proxy or other proper authority will have one vote for each share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, the following persons and companies beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company as at May 8, 2002:

Name of Shareholder	Number of Shares Owned	Percentage of Issued and Outstanding Shares
CDS & Co.(1)	15,974,415	15,974,415
CEDE & Co. (1)	4,155,063	18.5%

(1) Management is not aware of the beneficial ownership of this company.

A MEMBER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE MEMBER AT THE MEETING BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

IF THE INSTRUCTIONS AS TO VOTING INDICATED THEREIN ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH SUCH INSTRUCTIONS. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE PROXY CONFERS ON THE PROXY HOLDER DISCRETIONARY AUTHORITY WITH RESPECT TO SUCH MATTER AND IF ONE OF MANAGEMENT'S NOMINEES NAMED IN THE ATTACHED FORM OF PROXY IS APPOINTED AS PROXY HOLDER, THE SHARES REPRESENTED BY SUCH PROXY SHALL BE VOTED FOR SUCH MATTER. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER WILL VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT ON SUCH MATTERS. AT THE DATE OF THIS CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER WHICH MAY BE PRESENTED TO THE MEETING.

SEE ALSO THE FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the registrar and transfer agent of the Company, Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, B.C. V6C 3B8, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the scheduled time of the Meeting or any adjournment thereof.

ELECTION OF DIRECTORS

Each director of the Company is elected at each annual general meeting and holds office until the next annual general meeting unless that person ceases to be a director before then. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The members will be asked to pass an ordinary resolution to set the number of directors of the Company at six (6) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Present Office Held	Director / Officer Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised *	Principal Occupation During the Past Five Years
DUANE POLIQUIN(1) Director and President Chief Executive Officer	February1, 2002	1,292,174	Registered Professional Geological Engineer; President, Director and CEO of the Company
JAMES E. McINNES(2) Director and Secretary	February1, 2002	326,677	Businessman; Secretary and Director of the Company; President and Director of Horseshoe Gold Mining Inc; President and Director of Williams Creek Explorations Limited
JOHN (JACK) McCLEARY (2)Director	February1, 2002	130,900	Registered Professional Geologist; President and Director of Troymin Resources Ltd. to April 2003; Director of Santoy Resources Ltd. (formerly Troymin Resources Ltd.)
MORGAN POLIQUIN Director	February1, 2002	297,679	Registered Professional Geological Engineer; Director of Williams Creek Explorations Limited
GERALD G. CARLSON (1) Director	February1, 2002	Nil	President and CEO of Copper Ridge Explorations Inc. from March, 2000 to date; President and CEO of La Teko Resources Ltd. from December 1996 to February 2000
JOE MONTGOMERY (1) (2) Director	February1, 2002	25,000	Professional Geological Engineer; President of Daren Industries Ltd.; Vice-President of Sedex Mining Corp.

* as of April 30, 2003.
(1) Denotes a member of the Audit Committee.
(2) Denotes a member of the Corporate Governance Committee

All of the nominees are ordinarily residents of Canada.

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by section 111 of the Company Act (British Columbia) was filed with the British Columbia Securities Commission and the Toronto Stock Exchange (the "Exchange") and was published in The Province newspaper, Vancouver, British Columbia on Friday, May 2, 2003.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

a) the individual who served as the Company's chief executive officer or acted in a similar capacity ("CEO") during the most recently completed financial year;

b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year, (a "Named Executive Officer") is set out in the summary compensation table below.

Summary Compensation Table
Named Executive Officer

Name and Principal Position	Year(1)
 Annual compensation
		Long Term Compensation Awards----------------Payouts	All Other Compensation ($)
		Salary( $)	Bonus($)	Other Annual compensation($)	Securities under Options/ SARs(2) Granted	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)
Duane Poliquin President (since Feb 1, 2002)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	375,000 91,092 Nil	Nil Nil Nil	Nil Nil Nil	102,000 (4) 13,000 (4) 37,800 (4)

(1) Financial year ended December 31
(2) Stock appreciation rights.
(3) Long-term incentive plan
(4) For geological services provided by Hawk Mountain Resources Ltd., a company owned by Duane Poliquin and his wife. Hawk Mountain Resources Ltd. was also paid $96,000 during 2001 and $96,000 during 2000 for management and geological technical services provided to Fairfield Minerals Ltd. (the Company's predecessor).

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company does not have any LTIPs.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or the directors of the Company during the financial year ended December 31, 2002.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name Of Executive Officer	Securities Under Options/SARs Granted (#)	% Of Total Options/SARs Granted To Employees In Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options/SARs On The Date Of Grant ($/Security)	Expiration Date
Duane Poliquin	375,000	38%	$0.55	$0.00	Feb 28, 2007

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise an option during the most recently completed financial year.

Table of Option and SAR Repricing / Grant

Name	Date of Repricing / Grant	Securities Under/Options/SARs Repriced or Amended	Market Price of Securities at Time of Repricing or Amendment ($/Security) New Exercise Price ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Duane Poliquin	February 01, 2002 February 28, 2002	324,371 310,000 91,092 375,000		$0.45 $0.30 $0.27 $0.55	Oct 07, 2008 Mar 01, 2006 Aug 23, 2006 Feb 28, 2007
James McInnes	February 01, 2002 February 28, 2002	135,520 160,000 25,000		$0.45 $0.30 $0.55	Oct 07, 2008 Mar 01, 2006 Feb 28, 2007
Jack McCleary	February 01, 2002 February 28, 2002	53,900 50,000		$0.45 $0.55	Oct 07, 2008 Feb 28, 2007
Joe Montgomery	February 01, 2002 February 28, 2002	50,000 25,000		$0.30 $0.55	Mar 01, 2006 Feb 28, 2007
Morgan Poliquin	February 01, 2002 February 28, 2002	130,900 154,000 77,000 60,000 375,000		$0.45 $0.388 $0.49 $0.30 $0.55	Oct 07, 2008 Dec 01, 2009 May 04, 2005 Mar 01, 2006 Feb 28, 2007
Gerald Carlson	February 01, 2002 February 28, 2002	50,000 25,000		$0.30 $0.55	Mar 01, 2006 Feb 28, 2007
Dione Bitzer	February 01, 2002 February 28, 2002	23,100 6,000 40,000		$0.45 $0.30 $0.55	Oct 07, 2003 Mar 01, 2006 Feb 28, 2007
Haig Farris	February 01, 2002	19,250		$0.45	Oct 07, 2003
Carola Contreras	February 01, 2002 February 28, 2002	3,850 3,850 4,000 10,000		$0.45 $0.388 $0.30 $0.55	Oct 07, 2003 Dec 01, 2004 Mar 01, 2006 Feb 28, 2007
Ed Balon	February 01, 2002 February 28, 2002	35,000 25,000		$0.30 $0.55	Mar 01, 2006 Feb 28, 2007
Wojtek Jakubowski	February 01, 2002 February 28, 2002	35,000 25,000		$0.30 $0.55	Mar 01, 2006 Feb 28, 2007
Rachel Poliquin	February 01, 2002	7,700		$0.45	Oct 07, 2003
Abelardo Garza	February 01, 2002	25,000		$0.30	Mar 01, 2006

The following table summarizes the options outstanding under the Company's Stock Option Plan as at the date of the last completed financial year:

Class of Options	Number of Common Shares	Exercise Price for Share	Expiry Date of Option
Executive officer, as a group (total number: 1)	310,000 91,092 375,000 324,371	$0.30 $0.27 $0.55 $0.45	Mar 01, 2006 Aug 23, 2006 Feb 28, 2007 Oct 07, 2008
Directors who are not also executive officers, as a group (total number: 5)	77,000 320,000 500,000 320,320 154,000	$0.49 $0.30 $0.55 $0.45 $0.388	May 04, 2005 Mar 01, 2006 Feb 28, 2007 Oct 07, 2008 Dec 01, 2009
Other employees of the Company or its subsidiaries (total number: 7)	53,900 3,850 105,000 100,000	$0.45 $0.388 $0.30 $0.55	Oct 07, 2003 Dec 01, 2004 Mar 01, 2006 Feb 28, 2007

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, proposed nominees for election as directors of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, British Columbia, as auditors of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the Board of Directors be authorized to fix the remuneration to be paid to the auditor of the Company. Deloitte & Touche LLP was appointed the Company's auditors in February, 2002.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Statement of Executive Compensation".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Statement of Executive Compensation".

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

General

In February 1995, The Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (The "TSE Report") setting out a series of recommended guidelines for effective corporate governance of companies listed on the TSE. The guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of the board members and other matters. The TSE now requires that each listed company disclose on an annual basis its approach to corporate governance with reference to those guidelines. The Company's approach to corporate governance is set forth below.

In this Statement, the term "unrelated director" has the meaning given to the TSE Report, namely, a director who is independent from management or free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests arising from their shareholding. As well, the term "independent director" means an unrelated director who is free from any interest in or relationships with any significant shareholder of the Company or any affiliate of a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation).

Corporate Governance

The Company's Board and management are committed to the highest standards of corporate governance. The Company's corporate governance practices are in accordance with the TSX Company Manual Corporate Governance Guidelines ( the "TSX Guidelines") The Company is also cognizant of various corporate governance changes recently proposed both in Canada and the U.S. and when promulgated will institute policies to comply with such proposed guidelines.

The Company's prime objective in directing and managing its business and affairs is to enhance shareholder value. The Company views effective corporate governance as a means of improving corporate performance and accordingly of benefit to the Company and all shareholders.

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. To that end the Company's directors at the first directors meeting following the Annual General Meeting will adopt a code of ethics for its directors and its Chief Executive Officer and Chief Financial Officer. The Code of Ethics when promulgated may be viewed on the Company's website at www.almadenminerals.com.

Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

(i) adoption of a strategic planning process for the Company;

(ii) identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;

(iii) succession planning for the Company including appointing, training and monitoring senior management;

(iv) a communications policy for the Company; and

(v) the integrity of the Company's internal control and management information systems.

In the fiscal year ended December 31, 2002 there were three (3) meetings of the Board. The frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company is subject to.

In carrying out its mandate, the Board relies primarily on management and its employees to provide it with regular detailed reports on the operations of the Company and its financial position. Certain members of management are also on the Board and provide the Board with direct access to information concerning their areas of responsibility. Management personnel are also regularly asked to attend Board meetings to provide information, answer questions and receive the direction of the Board. The reports and information provided to the Board enable them to monitor and manage the risks associated with the Company's operations and its compliance with legal and safety requirements, environmental issues and the financial position and liquidity of the Company. At least annually the Board prepares a strategic plan for implementation by management.

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss the broad range of matters and issues relevant to the Company's business interests and the Board is responsible for the approval of the Company's Strategic Plan. In addition, the Board receives reports from management on the Company's operational and financial performance. Between scheduled meetings matters requiring Board authorization are effected by means of signed Consent Resolutions.

Board Assessment

The Governance Committee reports to the Board annually on the evaluation of the Board's performance and that of the individual directors. The Performance of the Chief Executive Officer is evaluated by the Chair of the Governance Committee

Compensation of the Board

The TSE Report recommends that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSE Report also recommends that the Board should also include a number of independent directors which fairly reflect the investment in the Company by shareholders other than any significant shareholders.

In deciding whether a particular director is a "related director' or an "unrelated director", the Board examined the factual circumstances of each director and considered them in the context of many factors. In this regard, the definitions in the TSE Report are broad and, in some cases, difficult to apply. The proposed Board is composed of six members. The Board believes that 5 directors would be considered "unrelated directors", and Duane Poliquin is a "related director", within the meaning of the TSE Report. Accordingly, the Board is constituted with a majority of individuals who qualify as "unrelated directors" within the meaning of the TSE Report.

Proportionate Representation

The Company does not have a controlling or significant shareholder. The Board believes that the membership on the Board fairly reflects the investment in the Company by minority shareholders.

The Board considers its size and composition to be appropriate and effective for carrying out its responsibilities. However, the Board may consider adding an additional director if a suitable candidate can be found who may bring additional experience or knowledge to the Board.

Board Committees

The Board currently has two committees: the Audit Committee and the Corporate Governance Committee.

A majority of the members of the committees have been determined by the Board to be unrelated directors, such determination being made in accordance with the TSX Guidelines, taking into consideration any relationship an individual director may have with the Company and if such relationship could be perceived to materially interfere with the director's ability to act with a view to the best interest of the Company. Mandates of each of the committees will undergo review to bring them into line with new Canadian and U.S. governance as these requirements are finalized and determined by the Board to be applicable and appropriate to the Company and its operations. When finalized, the revisions to the mandates will available on the Company's website at www.almadenminerals.com.

Audit Committee

The members of the Audit Committee are Messrs. Duane Poliquin, Joseph Montgomery and Gerald Carlson. The committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. In addition, that committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board and is available for consultation by management or the Auditors of the Company. The Audit Committee has met once this year.

Corporate Governance Committee

In July, 2002, the Corporate Governance Committee of the Board was appointed. Members of the Corporate Governance Committee are Messrs. James McInnes, Joseph Montgomery and John McCleary. That committee was responsible for making recommendations to the Board with respect to developments in the area of corporate governance, the practices of the Board, and appropriate candidates for nomination to the Board, and for evaluating the performance of the Board.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval for any major acquisition, disposition or expenditure in excess of $500,000. Management is also required to consult with the Board before entering into any venture which is outside of the Company's existing line of business.

Changes in officers are to be approved by the Board including changes in officers of the Company's principal operating subsidiaries.

Other

The Company considers its orientation and education program for new directors to be an important element of ensuring responsible corporate governance. In addition to extensive discussions with existing directors and the President with respect to the business and the operations of the Company, new directors will, if they so request, receive a record of historical public information on the Company together with the mandates and prior minutes of the applicable board and committees of the Board. In addition, meetings with the directors are regularly held at the Company's locations in order to assist the directors in better understanding the Company's operations.

In certain circumstances it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Corporate Governance Committee.

Investor Relations

Senior management of the Company receives and responds to shareholder enquiries. Shareholder enquiries and concerns are dealt with promptly by senior management of the Company. To date the Board has not needed to take an active role in responding to shareholder enquiries and concerns.

Future Private Placements

The Company from time to time investigates opportunities for equity financing. In order to raise funds necessary to carry on current activities and fund future activities, it may be desirous to raise additional equity by way of private placements.

Under the rules of the TSX, shareholder approval must be obtained for any private placement of Common Shares or other securities (i.e warrants or other convertible securities) where the Common Shares issued or subject to issuance in a six month period exceed 25% of the issued and outstanding Common Shares (prior to giving effect to the private placement). Shareholders will be asked to approve a resolution authorizing the Corporation to issue, in one or more private placements over a twelve month period commencing June 29, 2003, up to an additional 11,169,836 Common Shares, which represents 50% of the number of Common Shares as at that date.

Management considers it to be in the best interest of the Company to obtain this advance approval to enable the Company to solicit private placement in excess of 25% of the issued and outstanding Common Shares throughout the twelve month period following June 28, 2003, the administrative costs and time required to complete such private placement will be reduced.

The private placements will only be completed if management and the Board of Directors believe the price and other terms are reasonable in the circumstances and the funds are necessary to continue or expand the Company's activities. The terms of any such private placement, including the subscription price, will also comply with the policies of the TSX.

Accordingly, at the Meeting, shareholders will be asked to consider, and if deemed advisable, approve the following resolution:

"BE IT RESOLVED AS A RESOLUTION OF SHAREHOLDERS THAT:

The Company is authorized to issue, in one or more private placements over the period of twelve months commencing June 28, 2003, additional Common Shares or other securities provided that the Common Shares issued or issuable upon exercise or conversion of such other securities does not exceed 11,169,836 Common Shares."

Unless otherwise directed, the persons named in the enclosed instrument of proxy intend to vote in favour of the above resolution.

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE THE SHARES REPRESENTED THEREBY IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
ALMADEN MINERALS LTD.

"Duane Poliquin"

Duane Poliquin, President

PROXY

GENERAL MEETING OF SHAREHOLDERS OF
_______ALMADEN MINERALS LTD.____________________________________
(Name of Company)
TO BE HELD AT _ 1550 - 1185 West Georgia Street, Vancouver, B.C. V6E 4E6
(Location of Meeting)
ON Friday , June 27 , 2003 AT 10:00 AM
(Day of week) (Month/day) (Year) (Time of Meeting)
The undersigned member ("Registered Shareholder") of the Company hereby appoints, Duane Poliquin, a Director of the Company, or failing this person, James E. McInnes, a Director of the Company, or in the place of the foregoing, , as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.
The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.
The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.
REGISTERED HOLDER SIGN HERE: ______________________________________
DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
For Against Withhold
1. Appointment of Deloitte & Touche LLP as auditors of the Company
N/A
2. To authorize the Directors to fix the Auditors' remuneration FOR...... AGAINST..........................WITHOLD..
N/A
3. To determine the number of Directors at six (6) N/A
4. To elect as Director, Duane Poliquin N/A
5. To elect as Director, James E. McInnes N/A
6. To elect as Director, Morgan Poliquin N/A
7. To elect as Director, Joseph Montgomery N/A
8. To elect as Director, Jack McCleary N/A
9. To elect as Director, Gerald Carlson N/A
10. Approve the resolution re: private placements N/A
11.
12.
13.
14.

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.
4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.
5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;
OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.
The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8,

and its fax number is (604) 689-8144.
Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)

Internet voting at http://www.stocktronics.com/webvote

BY THE ORDER OF THE BOARD OF DIRECTORS OF
ALMADEN MINERALS LTD.

"Duane Poliquin"

Duane Poliquin, President

Supplemental Mailing List Return Card

(National Instrument 54-101)

NOTICE TO SHAREHOLDERS OF ALMADEN MINERALS LTD.

In accordance with National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer (54-101) and pursuant to the British Columbia Securities Act and Rules:

Any registered shareholder may elect annually to have his or her name added to an issuer=s supplemental mailing list in order to receive quarterly report for the issuer=s first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer=s fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer=s audited financial statements, pursuant to 54-101, will receive a quarterly report for an issuer=s fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholder, we are requesting that you provide us with your email address.

You may complete an electronic version of this forms at:
www.pctc.com/servlets/supp_list

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the company=s Supplemental Mailing List in respect of its quarterly financial statements.

ALMADEN MINERALS LTD.

Name - Please Print

Address/City/Province/Postal Code

Preferred Method of Communication: Email_____Mail_____

___________________________________ ___________________________________
Signature Date

___________________________________
Email Address

Please complete and return this card to: Almaden Minerals Ltd.
1103-750 West Pender St.
Vancouver, BC V6C 2T8 Fax:
Email: info@almadenminerals.com Fax: 604-689-7645
Internet: www.almadenminerals.com